SEC EXEMPTION #82-4245

B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

Monday, July 15, 2002

02042800

02 JUL 24 AM 10:34

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting a current public filing as required under rule 12g3-2(b).

Yours truly,

SUPPL

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Enclosure: Press Release – July 15, 2002

dlw 7/24

360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com

AMERICAN HOME TREASURES

B·F·S **SEC EXEMPTION #82-4245**

ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, July 15, 2002

For Immediate Release | Stock Symbol: TSE:BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES RESULTS FOR FISCAL 2002

BFS Entertainment & Multimedia Limited of Richmond Hill, Ontario, today reported its consolidated operating results for the fiscal year ended May 4, 2002.

Sales for the fiscal year ended May 4, 2002 were $8,502,166 compared to $6,906,617 for the previous fiscal year, an increase of 23%.

For the fiscal year, operating earnings before interest, income taxes and amortization (EBITDA) were $2,003,943 or $0.25 per share, compared to $1,485,007 or $0.18 per share for the prior fiscal year, an increase of 35%. Net earnings for the fiscal year were $541,722 or $0.07 per share, compared to $304,857 or $0.04 per share for the previous fiscal year, an increase of 78%.

Denis B.E. Donnelly, President and CEO stated, "I am very pleased with our performance during the past fiscal year with sales increasing by 23% and net earnings by 78%. We will continue to focus and expand our profitable core business by broadening our range of titles, while we look for compatible companies that can be acquired and will fit our existing business model."

FINANCIAL HIGHLIGHTS (audited)		Fiscal years ended		
		May 4, 2002		May 5, 2001
Sales	$	**8,502,166**	$	6,906,617
Operating earnings (EBITDA)		**2,003,943**		1,485,007
Net earnings		**541,722**		304,857
Operating earnings per share (EBITDA)	$	**0.25**	$	0.18
Basic earnings per share		**0.07**		0.04
Diluted earnings per share		**0.07**		0.04

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVDs for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com